CUBO BEVERAGES

Revolutionary Functional beverages - B2B & B2C - Wellness Beverage Station



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Technology | Food & Beverage | Hardware | Retail

Highlights

1. 💼 Former CEO of Nestlé India. Head of R&D centers at time of product development of Nespresso

2. 🔥$2.5M invested in building the company! 17 PATENTS directly serving your investment

3. ✍️ 6+ years DEVELOPMENT! | We're shaking up a $65B+ market

4. 🧑‍💼 B2B current clients: Gyms, Beauty salons, Co-working, Restaurants, Lounges, Offices!

5. 🤖 UNIQUE FEATURES: Self-Cleaning | Push-Button | Hot & Cold | Recyclable Pods

6. 🥤 Try it in LA, San Diego and SF! 62,000+ potential Business Clients locations identified in CA

7. $ 25x MOIC (Multiple on Invested Capital) goal when 7,000 B2B locations

Our Team



Nicolas Blatt *Founder*

Serial entrepreneur | $1B+ revenues across ventures | Mechanical engineer

Having families & kids at home we realized that there was no easy ways to make great Smoothies quickly without spending time doing it! As Engineers, both founder built their own solution for their personal needs! Everyone wanted one in their own home or businesses when they saw and tasted the product => CUBO was born as a business!



Helio Waszyk *Head of Scientific & Strategy Research*

Former Chairman and CEO of Nestle India Ltd and SVP Nestle South East Asia | Head of Nestle R&D Centers at the time of business & product development acceleration for the iconic encapsulated Nespresso. Bsc Pharmacy & Msc Food Biochemistry



Grichka Frachisse *CEO*

Go-to-market specialist, food & technology pioneer, and senior finance leader | 10x startup advisor | MBA Management and Masters in Financial Markets



Denis Fonseca *Co-Founder & Operations and Engineering Advisor*

Electrical engineer, C-level executive and entrepreneur. Passionate about turning ideas into successful products and services



Olivier Rousselle *Executive Chef*

Award-winning restaurant and hospitality management leader. Executive Sous Chef at Great Eastern Dining Room, Head Chef for Luxe Hotels, and cook for members of Royal family (Prince Charles, Queen mother)



Brad Zions *Strategy Advisor*

Disruptive tech and hospitality innovator. BA (Harvard University). Early investor in a range of disruptive, fast-growing startups including Clutter, Parachute Home, Jukin Media, PocketWatch, VidMob, Harri, Embrace

Nutrition without a hassle? Meet CUBO Pods: EASY - HEALTHY - TASTY





cubo
FOR A FRESHER YOU

Traditional juicers are a mess!!

20+ minutes! Between prep and cleanup, it can take 1/3 an hour to make a cup of juice (end to end)

WANT SOMETHING FASTER? Unfortunately, 'FAST JUICE' alternatives rely on unhealthy ingredients! Not CUBO Pods.







WHAT'S
INSIDE CUBO PODS
AND HOW DO THEY WORK?
Every POD is chip enabled
No counterfeit POD
Enables big data analysis on consumption preferences
Fruit purees
Fruit pureed at their ripeness peak
No food dyes
No preservatives
No added sugar
cubo
FOR A FRESHER YOU

Unique Features
Consumers Love
Variety of flavors
Hot & cold drinks
Recyclable pods
Free up space!
(One machine that can replace coffee, smoothie, & sports drink makers)

CUBO Pods' Clients

Please check UPDATED list of locations in the "Update" section of our WeFunder page!

62,000+ potential Client locations identified in California!



cubo


Coworking Spaces


Spas


Airport Lounges


Hair Salons


Corporate Offices


Coffee Places


Gyms and Sports Centers


Car dealerships

COME TRY CUBO FOR YOURSELF AT ONE OF OUR CLIENT LOCATIONS!

 



📍 **ATMOSPHERE MAR VISTA**
12034 Venice Blvd., Los Angeles, CA

📍 **MAURO CAFE**
8112 Melrose Ave, Los Angeles, CA

📍 **CREME DE LA CREPE**
7561 Center Ave #37, Huntington Beach, CA

📍 **THE OYSTER GOURMET**
317 S Broadway, Los Angeles, CA



 CUBO

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OUR TEAM

TEAM HIGHLIGHTS

OUR EXPERIENCE

SAMSUNG

R&D and strategy lead by head of
Nestle, India








Nicolas Blatt
Founder

$1B revenues in past ventures



Denis Fonseca
Co-Founder & Operations and Engineering Advisor

C-level executive & entrepreneur



Grichka Frachisse
CEO

Go-to-market specialist, MBA




FOUNDER BUILT
$1B
Revenue

WE'VE ASSEMBLED A TOP LEADERSHIP TEAM



Olivier Rousselle
Executive Chef

Distinguised Cullinary Career, including creating award winning products, serving as executive at Luxe Hotels, and cooking for members of royal family (Prince Charles, Queen Mother)



Helio Waszyk
Scientific & strategy advisor

Former Chairman & CEO, Nestle India & Senior Vice President - Operations in Nestle Southeast Asia. Head of Nestle R&D centers at the time of buiness & product development acceleration of the iconic encapsulated Nespresso. Bsc Pharmacy & Msc Food Biochemistry.

Brad Ziens



Brad Zions
Advisor

Early investor in a range of disruptive, fast-growing startups including Clutter, Parachute Home, Jukin Media, Pocketwatch, Vidmob, Harri, Embrace

CUBO'S GO-TO-MARKET STRATEGY



PHASE 1
Business To Business
$55M+ Projected Sales

PHASE 2
Business To Consumers
$102M+ Projected Sales

Forward-looking projections are not guaranteed.

The US food service industry is expected to reach $898bn in sales in 2022.

How Our Business To Business Model Works

Why Businesses Love CUBO!

Small locations economics:
10 pods/day at **75% Gross Margin**
i.e. an extra **$26k Profit**

$33K REVENUE

The Model

CUBO Machine
Locations are loaned a machine free of charge

Minimum Order
200 pods / month

Retail Price
Suggested retail price for drinks between $10 to $12

Forward-looking projections are not guaranteed.

Running at capacity for 7 hours per day, a single CUBO machine generates approximately $557,500 / year for a business. However, even under our conservative assumption of 20 minutes of use per day, a small shop can still generate approximately $33k of extra revenue ($25k/profit) per year.

CUSTOMER'S PERSPECTIVE:



"Cubo is effortless. NO skills, NO maintanence [resulting in lower operational costs], and recipies aligned with our



customer base. Everything in 1 POD"

Tropez Aubour | Atmosphere Mar Vista, Santa Monica

CUBO'S Unmatched Benefits to Business Locations:

- Additional revenue

- NO skills, NO maintenance = NO additional labor costs

- Adaptable recipes for any niche market

- Restaurant quality drinks prepared in under 2 minutes




$8,970 = CUBO's single business location revenue

We believe $8,970 is a conservative estimate. At our lowest calculation, we assume 10 daily sales per location starting at $2.99 wholesale price per pod.

Small cafes (independent) often serve 300 drinks per day. Our assumption is that CUBO sales will comprise at least 10 drinks (3%) of total orders.

Why we believe CUBO will be a success:

- Highly attractive product. $2.5M invested in building the company. 17 patents. 6+ years perfecting every aspect of the user experience, including extensive market research to produce delicious tasting drinks. There's a reason our customers call us 'game changing.'

- We have the contacts. Our team is comprised of industry veterans with connections to the food and service industry.

- Competitive offer. We loan CUBO machines to businesses for free and only charge a fee for pods, resulting in an attractive and low-risk offer for businesses to test our product with their customers. Essentially, locations will add a smoothie bar to their business with no extra work or effort.

- Restaurants will make up to 80% gross margin. CUBO can be justified by our business customers based on competitive metrics.



Introducing CUBO Smoothie Maker   Watch later   Share



In addition, phase II of CUBO's go-to-market strategy is to enter a $65B+ consumer market.

The juice & smoothie market is massive. Winning just 1% represents an approximate $650M+.

CUBO'S CONSUMER PLAN

CUBO'S Consumer Business

The Model

Households in US
58M households with income **75k or higher**

Single- Cup System
42% have a single-cup system

Subscription Model
Starts at 20 CUBO pods/month between **$2.99 & $3.99/pod**

$65B worth
Consumer Market

Our strategic plan -

CUBO will leverage the funds and exposure from our B2B sales to expand our consumer business. Our product's stands out as one of the most technologically advanced and beautifully designed kitchen appliances that we believe is a 'no brainer' purchase for discerning customers.

DOZENS OF FLAVORS ALREADY CREATED

Message from our lead investor, Brad Zions, Founder and General Partner at Pitbull Ventures



Brad Zions, Founder and General Partner at Pitbull Ventures
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BRAD ZIONS
Founder and General Partner
Pitbull Ventures
CUBO
Lead Investor
INTERVIEW
Watch on YouTube

Why are we using Wefunder?

We want to have the most diverse investor base possible, and we believe equity crowdfunding is the most inclusive platform available.

We want to be transparent about our company and financing strategy, and we want our customers to be investors!



Earn Perks When You Invest
TIER 1
$500+
Early access to flavors.
TIER 2
$1,000+
Tier 1 + Free "CUBO Founders" tumbler (to be shipped with machine when available B2C in your area)
TIER 3
$2,000+
Tier 2 + Option to purchase "Founder's Edition" CUBO machine (when available B2C in your area)
TIER 4
$5,000+
Tier 3 + Get invited to CUBO's yearly party
TIER 5
$10,000+
Tier 4 + Have a say on our new recipes, join us for a tasting in Los Angeles
TIER 6
$20,000+
Tier 5 + Personal phone call update from CEO when important milestones are hit (1k B2B Venues or 10k B2C customers)
cubo





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Disclaimer

The offering materials may contain forward-looking statements and information relating to, among other things, CUBO Beverages Inc. (hereby referred to as CUBO), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to CUBO management. when used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" , "could", "might", "will" and similar expressions are intended to identify forward-looking

statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause CUBO actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. CUBO does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.